Mail Stop 6010
Via Facsimile and U.S. Mail


December 1, 2005

Mr. Andrew R. Speaker
President and Chief Executive Officer
Mercer Insurance Group, Inc.
10 North Highway 31
P.O. Box 278
Pennington, NJ 08534

      Re:      Mercer Insurance Group, Inc.
      Form 10-K for the fiscal year ended December 31, 2004
      Forms 10-Q for the quarters ended March 31, June 30 and
      September 30, 2005
	            File No. 0-25425

Dear Mr. Speaker:

      We have reviewed your filings and have the following comments.
We have limited our review of your filings to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended December 31, 2004

Item 7: Management`s Discussion and Analysis of Financial
Condition
and Results of Operations, page 30

Results of Operations, page 34

1. Please remove your narrative disclosure of overall underwriting profit or loss. We believe this measure is a non-GAAP measure that
must comply with Item 10 of Regulation S-K as previously stated in
comment 14 of our July 16, 2003 letter.   Please revise the
disclosure in your 2005 Forms 10-Q, accordingly.

Off Balance Sheet Commitments and Contractual Obligations, page 45

2. Please revise your table of contractual obligations to disclose the projected payments pertaining to your insurance obligations on a gross basis and not net of reinsurance.

Item 9A: Controls and Procedures, page 72

3. Please expand your disclosure to furnish the information required by Item 307 of Regulation S-K, Disclosure Controls and Procedures.

*    *    *    *

      As appropriate, please amend your Form 10-K for the fiscal year ended December 31, 2004 and Forms 10-Q for the quarters ended March
31, June 30 and September 30, 2005 within10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Frank Wyman, Staff Accountant, at 202-551-
3660
or Don Abbott, Senior Staff Accountant, at 202-551-3608, if you have questions regarding the comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

							Sincerely,


							Jim B. Rosenberg
						Senior Assistant Chief Accountant
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Mr. Andrew R. Speaker
Mercer Insurance Group, Inc.
December 1, 2005
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